April 18, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn.: William H. Thompson

100 F. Street N.E., Mailstop 3561

Washington, DC 20549

Re:	Cash America International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010 (“Form 10-K”)

Filed February 25, 2011

File No. 1-9733

Dear Mr. Thompson,

The following is in response to the letter dated April 5, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filing by Cash America International, Inc. (the “Company”). Included below in bold is the text of the Staff’s comments followed by the Company’s response to each comment.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Non-GAAP Disclosure, page 39

1.	We note your presentation of adjusted earnings and adjusted earnings per share, non-GAAP net earnings and non-GAAP earnings per share and EBITDA. It appears that your disclosure regarding the reasons why management believes the presentation of these non-GAAP measures provides useful information to investors is limited. Please refer to Item 10(e)(1)(c) of Regulation S-K and tell us your consideration of providing more specific, detailed and meaningful disclosure regarding why management believes each non-GAAP measure provides useful information to investors. Please show us the extent of any additional disclosures you would propose to include in future filings. We believe it is particularly important that you disclose why it is useful to present two different non-GAAP/adjusted measures of earnings and earnings per share as you do at the bottom of page 39 and the top of page 40.

The Company believes that adjusted earnings and adjusted earnings per share is used by investors to compare the financial condition and results of operations across a broad spectrum of companies with varying capital structures, compensation strategies, tax rates and amortization methods. In addition, the Company believes that non-GAAP earnings and non-GAAP earnings per share is useful to investors for period-to-period comparison of results to highlight infrequent or unusual items that did not affect the

William H. Thompson

April 18, 2011

Company’s performance in previous periods and are unlikely to affect the Company’s performance in future periods. If applicable, the Company proposes to enhance disclosure in its next quarterly filing regarding the reasons that management believes the presentation of adjusted earnings and adjusted earnings per share and non-GAAP net earnings and non-GAAP earnings per share, which are measures that are not calculated in accordance with generally accepted accounting principles in the United States (“non-GAAP”), provides useful information to investors substantially as follows:

In addition to reporting financial results in accordance with generally accepted accounting principles in the United States (“GAAP”), the Company has provided adjusted earnings and adjusted earnings per share and non-GAAP net earnings and non-GAAP earnings per share, which are non-GAAP measures. Management believes that presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, which provides a more complete understanding of the Company’s financial performance, competitive position and prospects for the future. Management also believes that investors regularly rely on non-GAAP financial measures, such as adjusted earnings and adjusted earnings per share, to assess operating performance and that such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with GAAP.

In addition, management believes the presentation of non-GAAP net earnings and non-GAAP earnings per share, which is presented as a footnote to the Adjusted Earnings Per Share table, is useful to investors for period-to-period comparison of results to highlight certain expenses that did not affect the Company’s operating performance in previous periods and are not likely to affect the Company’s operating performance in future periods. Management believes the presentation of this information, in addition to adjusted earnings and adjusted earnings per share, is useful to investors to further highlight trends in the Company’s business and make it easier to compare the results of operations of prior periods and future periods.

The Company believes that earnings before interest, taxes, depreciation and amortization (“EBITDA”) is used by investors to compare operating performance and estimated enterprise value across a broad spectrum of companies with varying capital structures, tax rates and depreciation methods. If applicable, the Company proposes to enhance disclosure in its next quarterly filing regarding the reasons that management believes the presentation of EBITDA, which is a non-GAAP measure, provides useful information to investors substantially as follows:

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP measure. Management believes that EBITDA is used by investors to analyze operating performance and evaluate the Company’s ability to incur and service debt and its capacity for making capital expenditures. In addition, EBITDA is also useful to investors to help assess the Company’s liquidity and estimated enterprise value.

William H. Thompson

April 18, 2011

Item 8. Financial Statements and Supplementary Data, page 64

Note 2. Significant Accounting Policies, page 72

Goodwill and Other Intangible Assets, page 75

2.	We understand you realigned your operating segments into two reportable segments: retail services and e-commerce. Please tell us each of your operating segments, as defined in ASC 280 and your reporting units for purposes of goodwill impairment testing under ASC 350. In addition, please tell us how you determined the operating segments and reporting units. We are particularly interested in understanding why the MLOC services channel within the e-commerce reporting segment is not a separate operating segment and/or reporting unit, so please address this point in detail. In this regard, we note you have approximately $27 million of goodwill allocated to the MLOC services channel that was recorded in connection with your July 2008 purchase of PBSI. We also note that MetaBank, whose iAdvance program has generated earnings for the MLOC services channel, terminated its iAdvance program as of October 13, 2010, and until a replacement product is offered, the MLOC services channel will not provide any revenue for the Company. It appears there was no resulting goodwill impairment in the MLOC services channel because goodwill was tested for impairment at the e-commerce level.

Notwithstanding the preceding, please tell us your consideration of disclosing in Note 18 whether operating segments have been aggregated into reportable segments pursuant to ASC 280-10-50-21.

As disclosed in the Form 10-K and in Note 18 and as required by ASC 280-10-50-21, Disclosure – Operating Segments (“ASC 280-10-50”) Cash America has two operating segments: retail services and e-commerce. For each of these operating segments discrete financial information is available and the Company’s Chief Operating Decision Maker (the “CODM”), which is the Company’s Chief Executive Officer, regularly reviews each segment’s information when reviewing the Company’s results of operations and allocates resources to each segment. Each operating segment is managed by a division president who is responsible for the strategic vision and oversight of the performance of their respective operations, and the allocation of resources by the CODM to each operating segment represents management’s focus on the operation of the Company by segment. Each of the Company’s division presidents report directly to the Company’s CODM and regularly discuss with the CODM the plans, forecasts and results of the segment that they oversee.

The determination of reporting units under ASC 350-20-55, Goodwill and Other – Implementation Guidance and Illustrations (“ASC 350-20-55”), for purposes of testing goodwill impairment begins with the definition of an operating segment from ASC 280-10-50 and then considers disaggregating that operating segment into economically dissimilar components. Assessing whether two or more components of an operating segment have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances, and as such ASC 350-20-55 indicates that the assessment should be more qualitative than quantitative. In each of the Company’s operating segments the nature of products and services offered, the types of customers and the economic characteristics of the products offered are similar and do not do not require disaggregation for the purpose of determining reporting units. As a result, the Company’s reporting units are the same as its operating segments – retail services and e-commerce.

William H. Thompson

April 18, 2011

As noted in Note 2 of the Financial Statements to the Form 10-K on page 75, the termination of the iAdvance program by MetaBank was considered a triggering event for purposes of goodwill impairment testing. In accordance with ASC 350-20-25-30, Intangible –Goodwill and Other, the Company tested goodwill at the e-commerce reporting unit for impairment upon the occurrence of this triggering event and noted no impairment.

When determining which products to include in the e-commerce segment, management analyzed the nature of the products and services; the nature of the production process; the fully automated electronic method used to deliver the product; the type or class of customer who utilizes the products; and the economic characteristics of the products and determined that there were high similarities between the segment components. Both the on-line consumer loan and the micro line of credit services (“MLOC”) channels of the e-commerce segment offer an electronic short-term credit product to a similar class of customer who does not have access to traditional credit alternatives. To further strengthen the Company’s analysis in making the determination to include the MLOC services channel in the e-commerce segment, management assessed the manner in which each component manages its business and determined that both channels share assets and all critical back office/administrative functions, including critical components of information technology infrastructure, human resources, financial support and credit analysis models. In addition, both channels benefit from shared research and development projects performed by the E-Commerce Division. Based on this analysis, management believes the MLOC services channel should be included within the e-commerce segment and should not be a separate reporting unit as described above. Thus, management believes that the Company’s disclosures are in compliance with the requirements of ASC 280-10-50.

Note 5. Credit Quality Information and Allowances and Accruals for Losses on Consumer Loans, page 83

3.	Please explain to us how you have complied with the disclosure provisions in ASC 310 as amended by Accounting Standards Update No. 2010-20. Please specifically address the disclosure requirements in ASC 310-10-50-6.b. and c., ASC 310-10-50-11B.g. and h., ASC 310-10-50-14A, ASC 310-10-50-15 and ASC 310-10-50-29.

As noted in Note 2 of the Financial Statements to the Form 10-K on page 74, a consumer loan is considered nonperforming if the customer does not make payments in accordance with the contractual requirements. Interest and fees do not accrue on nonperforming loans. The Company will provide additional disclosure in the Company’s next quarterly filing to further clarify that for non-accrual loans, all cash received is first applied against the principal balance of the loan in accordance with ASC 310-10-50-6b. After the principal balance is recovered, the company recognizes additional payments as consumer loan fee revenue.

Due to the short-term nature of the majority of consumer loans that the Company offers, once a loan is considered non-performing and placed on non-accrual status, the Company does not resume accrual of interest. In accordance with ASC 310-10-50-6c, the Company will provide additional disclosure in the Company’s next quarterly filing to state this policy.

In accordance with ASC 310-35-50-16, the Company considers a loan impaired once the customer has been in default for 60 days at which point the Company charges off the loan. As noted in Note 5 of the Financial Statements to the Form 10-K on page 84, any subsequent recoveries on losses previously charged to the allowance are credited to the allowance when collected. Since the loan balances are charged off, the specific disclosures for impaired loans as referenced in ASC 310-10-50-11B.g. and h., ASC 310-10-50-14A and, ASC 310-10-50-15 do not apply.

William H. Thompson

April 18, 2011

ASC 310-10-50-29 requires additional qualitative and quantitative information about the credit quality of the Company’s consumer loan portfolio. As noted in Note 5 of the Financial Statements to the Form 10-K on page 84, the Company uses historical collections performance adjusted for recent portfolio trends to develop expected loss rates. In this regard, the Company’s primary credit quality indicator is payment history and the Company stratifies loans into performing (or current loans) and non-performing. The required disclosure of the Company’s recorded investment by its defined credit quality indicators (performing and nonperforming) is provided in Note 5 of the Financial Statements to the Form 10-K on page 84.

Note 10. Long-Term Debt, page 87

4.	We note your disclosure on page 20 of Item 1A. Risk Factors that some of your debt agreements contain restrictive covenants that restrict, among other things, your ability to make dividend payments. Please refer to ASC 440-10-50 and Rule 4-08(e)(1) of Regulation S-X and tell us your consideration of disclosing the most significant restrictions on your ability to pay dividends, indicating the source of the restrictions, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions.

As disclosed in the Company’s financial statements, the Company paid dividends of $4.1 million in 2008, 2009 and 2010. The restrictive covenant in the Company’s debt agreement for its domestic line of credit that was in effect as of December 31, 2010 permits the Company to pay dividends of $255.8 million, which exceeds the Company’s historical dividend payments by 6,239%. As a result, the Company does not believe this information is material to the readers of the financial statements.

Note 11. Income Taxes, page 89

5.	Please explain to us how to reconcile the total deferred provision for each year presented to the deferred income tax, net line item on the statements of cash flows.

As requested, a reconciliation of total deferred provision to the deferred income tax, net line item on the statement of cash flows is as follows:

	For the year ended December 31,
	2010	2009	2008
Total deferred tax provision (as presented in Footnote 11)	$11,091	$11,013	$9,992

Income tax benefit from stock-based compensation (a)	(2,250)
Acquisition of foreign subsidiary (b)		611	(2,814)
All other, non-material items	1	(519)	124

Deferred taxes (as presented in the Consolidated Statement of Cash Flows)	$8,842	$11,105	$7,302

a)	The reduction in income taxes payable associated with the excess tax benefit from stock-based compensation was classified as a reduction in the current tax provision resulting in an offsetting increase in the deferred tax provision in Note 11. The reconciling item noted does not impact “Provision for income taxes,” “Income taxes currently payable” or “Deferred tax liabilities” presented in the financial statements.
b)	The adjustments for deferred taxes related to the acquisition of a foreign subsidiary for the years ended December 31, 2009 and 2008 were classified in accounts payable and accrued expenses on the statement of cash flows.

William H. Thompson

April 18, 2011

Note 18. Operating Segment Information, page 100

6.	Please refer to ASC 280-10-50-40 and tell us your consideration of disclosing revenues from external customers for each product and service or each of group of similar products and services. For example, disaggregated revenue information for the following products and services would seem meaningful: check cashing, short term cash advances, longer term installment loans, credit services, loan processing/MLOC services and franchise fees and royalties.

In accordance with ASC 280-10-50-40, Segment Reporting - Disclosure - Information About Products and Services, the Company aggregates similar products and services for disclosure purposes and discloses short-term cash advances, credit services, and loan processing/MLOC services as “Consumer Loans Fees.” This aggregation is consistent with the Company’s operating segment definition and the manner in which management analyzes the results of operations. In the Form 10-K, the Company also combined longer-term installment loans into the revenue line item “Consumer Loan Fees” per the guidance noted in ASC 280-10-50-12, Segment Reporting - Disclosure - Qualitative Thresholds, which requires a public entity to report separately information about an operating segment if its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments. As of December 31, 2010, the longer-term installment loan revenue did not comprise 10% or more of the Company’s consolidated revenue.

The Company’s check cashing, franchise fees, and royalties are combined into the revenue line item “Other.” As of December 31, 2010, revenue from these products, individually and in the aggregate, did not comprise 10% or more of the Company’s consolidated revenue.

Item 9A. Controls and Procedures, page 108

7.	You disclose that you designed your disclosure controls and procedures to provide reasonable assurance of achieving the desired control objectives. As such, your Chief Executive and Chief Financial Officers should therefore conclude whether, in fact, your disclosure controls and procedures are effective at the reasonable assurance level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance and revise your disclosure accordingly.

The Company’s disclosure under Item 9A. Controls and Procedures of the Form 10-K on page 108 includes the conclusion made by the Company’s Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures were effective as of December 31, 2010 to achieve the control objectives described. In future filings, the Company proposes to include the following language:

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management of the Company has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or “the Exchange Act”) as of the end of the period covered by the report (“Evaluation Date”). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and

William H. Thompson

April 18, 2011

procedures are effective and provide reasonable assurance (i) to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms; and (ii) to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or internal controls will prevent or detect all possible misstatements due to error or fraud. The Company’s disclosure controls and procedures and internal controls are, however, designed to provide reasonable assurance of achieving their objectives, and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

General

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call J. Curtis Linscott, Executive Vice President, General Counsel and Secretary, Nina Martin, Controller, or the undersigned at (817) 335-1100 if you have any further questions concerning this matter.

Sincerely,

/s/ Thomas A. Bessant, Jr.
Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer

Cc:	Daniel R. Feehan, Cash America International, Inc.

J. Curtis Linscott, Cash America International, Inc.

Nina L. Martin, Cash America International, Inc.

Cathy Helmbrecht, PricewaterhouseCoopers LLP

L. Steven Leshin, Hunton and Williams LLP